Filed by 3M Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: 3M Company
Commission File No.: 1-3285
Date: July 26, 2022

Below are excerpts of portions of the second quarter 2022 earnings call of 3M Company (“3M”), held on July 26, 2022.

. . .

Michael Roman, 3M – Chairman & Chief Executive Officer: ….. We intend to complete the previously announced separation of the food safety business through a split-off transaction with a targeted closing date of September 1, 2022, subject to approval by Neogen shareholders in addition to other customary closing conditions. . . .

Monish Patolawala, 3M – Chief Financial & Transformation Officer: During the quarter, we returned $848 million to shareholders through cash dividends. As we have communicated previously, share repurchases remained suspended in Q2 due to the pending food safety separation. We intend to complete the separation through a split-off at the closing date of September 1, subject to Neogen shareholder approval and other customary closing conditions. . . .

Below is an excerpt from a press release issued by 3M on July 26, 2022.

. . .

Update on Pending Food Safety Transaction with Neogen

3M has now indicated it intends to complete the transaction through a split-off with a targeted closing date of September 1, 2022, subject to approval by Neogen shareholders, receipt of required regulatory approvals and the satisfaction of other customary closing conditions.

. . .

FORWARD-LOOKING STATEMENTS
This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen Corporation (“Neogen”), 3M and Garden SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of 3M. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding  the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by the shareholders of Neogen may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the timeframe expected by Neogen, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and 3M’s food safety business, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the food safety business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the Securities and Exchange Commission (the “SEC”), including Neogen’s and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including Neogen’s registration statement on Form S-4 (Reg. No. 333-263667), Neogen’s definitive proxy statement on Schedule 14A with respect to the special meeting of Neogen shareholders in connection with the proposed transaction, as amended and supplemented (the “Proxy Statement”), filed with the SEC on July 18, 2022  and SpinCo’s registration statement on Form S-4 and Form S-1 (Reg. No. 333-263669), in each case, filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, on March 17, 2022, Neogen filed a registration statement on Form S-4 (Reg. No. 333-263667) that includes a prospectus relating to the shares of Neogen common stock to be issued in the proposed transaction and SpinCo filed a registration statement on Form S-4 and Form S-1 (Reg. No. 333-263669) in connection with its separation from 3M that contains a prospectus relating to the shares of SpinCo common stock to be issued in the proposed transaction (as amended and as they may be further amended or supplemented from time to time, the “Registration Statements”) and Neogen filed the Proxy Statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUSES, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE MADE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, SPINCO AND THE PROPOSED TRANSACTION. The Registration Statements, the Proxy Statement and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The Registration Statements, Proxy Statement and other documents (as they become available) can also be obtained free of charge from 3M upon written request to 3M Investor Relations Department, Bldg. 224-1 W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.

PARTICIPANTS IN THE SOLICITATION
This communication is not a solicitation of a proxy from any investor or security holder. However, Neogen, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Registration Statements and Proxy Statement referenced above that are filed with the SEC. Information about the directors and executive officers of Neogen may also be found in Neogen’s Annual Report on Form 10-K filed with the SEC on July 30, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 9, 2022, and its definitive proxy statement relating to its 2022 Annual Meeting of Stockholders filed with the SEC on March 23, 2022. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statements and Proxy Statement filed with the SEC.

NO OFFER OR SOLICITATION
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.